SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

EV CHARGING USA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

602301202
(CUSIP Number)

Brian C. Howe
5281 North Marmora
Chicago, IL 60646
(815) 342-3684
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 602301202

1           NAME OF REPORTING PERSON

Brian C. Howe

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐

(b)  ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER

4,360,000,000

8           SHARED VOTING POWER

0

9           SOLE DISPOSITIVE POWER

4,360,000,000

10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,360,000,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

86.2%

14         TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of Common Stock, par value $0.001 per share (“Shares”), issued by EV Charging USA, Inc. (formerly named “Milwaukee Iron Arena Football, Inc.”) (the “Issuer”). The address of the principal executive office of the Issuer is 180 North LaSalle St., 37th Floor, Chicago, IL 60601.

Item 2.  Identity and Background

The person filing this statement is Brian C. Howe, a citizen of the United States of America (the “Reporting Person”).

The residence address of the Reporting Person is 5281 North Marmora, Chicago, IL 60646.

The principal business of the Reporting Person is president and sole director of the Issuer, the address of which is 180 North LaSalle St., 37th Floor, Chicago, IL 60601.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person is deemed to be the holder of 4,360,000,000 Shares into which 2,180,000 shares of the Series D Preferred Stock of the Issuer that he acquired as described in Item 4 will be converted. Such acquisition was without cash consideration in the transaction disclosed in Item 4. These shares of Series D Preferred Stock are, and the Shares into which they will be converted will be, restricted securities as that term is defined in Rule 144 promulgated by the United States Securities Commission under the Securities Act of 1933 and will be held in certificated form.

Item 4.  Purpose of Transaction

On August 20, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MWKI Acquisition, Inc., an Illinois corporation and the Company’s wholly owned subsidiary (“Acquisition”), and EV Charging USA, Corp., an Illinois corporation (“Charging”). This agreement was amended on August 28, 2014, October 2, 2014, and October 23, 2014, and, as so amended, is referred to as the “Merger Agreement.” Under the terms of the Merger Agreement, the Issuer agreed to acquire Charging as its wholly owned subsidiary by merging Acquisition with and into Charging, such that the Issuer would acquire all of the outstanding shares of Charging and the Reporting Person, being the sole holder of the shares of Charging immediately prior to the consummation of the Merger, would receive 2,180,000 shares of the Company’s Series D Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”) as merger consideration for his shares of Charging. The Reporting Person acquired one-half of his shares of Charging by a capital contribution of $1,500 to Charging and the other half for a payment of a like amount to a former shareholder of Charging. Each share of Series D Preferred Stock is convertible into 2,000 Shares, such that upon such conversion, the Reporting Person will own 4,360,000,000 Shares. The Company has insufficient authorized Shares available for such conversion, and accordingly, it cannot take place until the Issuer takes corporate action to authorize additional Shares; it is required to take such action by December 31, 2015. Upon the authorization of the additional Shares (the “Automatic Conversion Event”), such conversion will occur automatically.

On October 27, 2014, the transactions contemplated by the Merger Agreement were closed and on the same day, the Merger was consummated by the filing of articles of merger with the Secretary of State of the State of Illinois, upon which the Company acquired Charging as its wholly owned subsidiary and the Reporting Person acquired the right to receive his merger consideration in the form of 2,180,000,000 shares of Series D Preferred Stock. Also, at that time, the sole director and president of the Issuer resigned and the Reporting Person became the Issuer's sole director and president.

The Shares and the Series D Preferred Stock are the only classes or series of the Issuer's capital stock outstanding. The Series D Preferred Stock votes as a single class with the Shares, except on certain matters on which the Series D Preferred Stock is entitled to vote separately under the laws of the State of Nevada, and each share of Series D Preferred Stock is entitled to cast 2,000 votes. The Reporting Person is entitled to cast 4,360,000,000 votes on any matter presented to a meeting at which the holders of common stock may vote, while the other holders of Series D Preferred Stock and the holders of Shares may together cast 700,155,892 votes. Accordingly, the Reporting Person has voting control of the Issuer.

The Reporting Person acquired his shares of Series D Preferred Stock in the aforesaid merger in order to acquire control of the Issuer. The Reporting Person intends to act as president and director of the Issuer, develop its business and to hold his shares of Series D Preferred Stock and the Shares into which they will be converted upon the occurrence of the Automatic Conversion Event indefinitely. He may acquire Shares in the market or as compensation in lieu of cash payment or through compensation plans that the Issuer may adopt.

Further information about this transaction may be found in the Issuer's Current Report on Form 8-K, filed with the Commission on October 29, 2014.

Item 5.  Interest in Securities of the Issuer

The Reporting Person is deemed to hold 4,360,000,000 Shares through his ownership of 2,180,000 shares of Series D Preferred Stock, representing approximately 86.2% of the 5,060,155,892 Shares that will be outstanding following the Automatic Conversion Event and of the 5,060,155,982 votes that may now be cast at a meeting at which holders of Shares are entitled to vote. The Reporting Person has sole voting and dispositive power with respect to his shares. As of the date hereof, in addition to the 2,180,000,000 shares of Series D Preferred Stock held by the Reporting Person, there are outstanding 155,892 Shares and 350,000 shares of Series D Preferred Stock that are convertible into 700,000,000 Shares and are held by persons who are unrelated to the Reporting Person. Except for his deemed acquisition of Shares on October 27, 2014, as described above, the Reporting Person has at no time, directly or indirectly, acquired any Shares or securities of the Issuer that may be deemed to be Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

1.

Merger Agreement, dated as of August 20, 2014, by and among the Issuer, MWKI Acquisition, Inc. and EV Charging USA, Corp. Filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, dated October 29, 2014, and incorporated herein by reference.

2.	Amendment of Agreement and Plan of Merger, dated as of August 28, 2014, by and among the Issuer, MWKI Acquisition, Inc. and EV Charging USA, Corp. Filed as Exhibit 2.2 to the Current Report on Form 8-K of the Issuer, dated October 29, 2014, and incorporated herein by reference.

3.	Second Amendment of Agreement and Plan of Merger, dated as of October 2, 2014, by and among the Issuer, MWKI Acquisition, Inc. and EV Charging USA, Corp. Filed as Exhibit 2.3 to the Current Report on Form 8-K of the Issuer, dated October 29, 2014, and incorporated herein by reference.

4.	Third Amendment of Agreement and Plan of Merger, dated as of October 23, 2014, by and among the Issuer, MWKI Acquisition, Inc. and EV Charging USA, Corp. Filed as Exhibit 2.4 to the Current Report on Form 8-K of the Issuer, dated October 29, 2014, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

/s/ Brian C. Howe
 Brian C. Howe

[Signature Page of Schedule 13D – EV Charging USA, Inc.]